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NEWS RELEASE                                           Mac Kenzie Partners, Inc.
                                                               Letterhead
FOR IMMEDIATE RELEASE

       CONTACT:  RES ACQUISITION CORPORATION
                 David A. Stockman, President
                 (212) 836-9818

              RES ACQUISITION CORPORATION ANNOUNCES ACQUISITION OF
                    APPROXIMATELY 97.73% OF COMMON STOCK OF
              REPUBLIC ENGINEERED STEELS, INC. AND APPOINTMENT OF
                  OFFICERS OF REPUBLIC ENGINEERED STEELS, INC.

     New York, New York, September 8, 1998. RES Acquisition Corporation ("RES Acquisition") today announced that its tender offer for shares of Republic Engineered Steels, Inc. ("Republic") (NASDAQ: REPS) common stock expired, as scheduled, at 12:00 Midnight, New York City time, on Friday, September 4, 1998.

     RES Acquisition has accepted for purchase all shares validly tendered and not withdrawn prior to the expiration of this offer. Based on information provided by ChaseMellon Shareholder Services, L.L.C., as depositary, a total of approximately 19,260,043 shares of Republic have been acquired by RES Acquisition (including approximately 1,156,387 shares subject to guarantee of delivery) out of a total of 19,706,578 shares currently outstanding. Approximately 446,535 shares remained untendered as of the expiration of the tender offer.

     As a result of the foregoing, RES Acquisition has acquired more than 90% of Republic's outstanding common stock, thereby permitting the second step of the acquisition of Republic to occur without a meeting of Republic's stockholders. In the second step of the acquisition, RES Acquisition is expected to be merged with and into Republic, and each Republic share of common stock not previously purchased in the tender offer (other than shares owned by RES Holding Corporation (the parent of RES Acquisition), RES Acquisition or Republic, which will be cancelled, and other than shares, if any, for which stockholders have properly exercised appraisal rights) will be converted into the right to receive $7.25 in cash, without any interest thereon.

     RES Acquisition today also announced that the Board of Directors of Republic has appointed the following officers of Republic:

     Thomas N. Tyrell:          Chief Executive Officer
     Joseph F. Lapinsky:        President and Chief Operating Officer
     Robert L. Meyer:           Executive Vice-President and General Manager--Hot Rolled Bar Division
     John G. Asimou:            Executive Vice-President and General Manager--Cold Finished Bar Division
     Charles T. Cochran:        Vice-President, Commercial--Cold Finished Bar Division
     James T. Thielens Jr.:     Vice-President, Commercial--Hot Rolled Bar Division
     Timothy Demma:             Vice-President, Marketing

     RES Acquisition and RES Holding Corporation were formed to acquire Republic by limited partnerships for which Blackstone Management Associates II L.L.C. and Veritas Capital Management, L.L.C. serve as general partners.